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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20459

                            Report of Foreign Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934
                                December 28, 2005

                             Commission File Number:
                                  MetroGAS S.A.
             (Exact name of registrant as specified in its charter)

                                    MetroGAS
                 (Translation of registrant's name into English)

                         Gregorio Araoz de Lamadrid 1360
                         (1267) Buenos Aires, Argentina
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                   Form 20-F  X                Form 40-F
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     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                       Yes                        No  X
                          -----                     -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                       Yes                        No  X
                          -----                     -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                       Yes                        No  X
                          -----                     -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          METROGAS S.A.




                                          By  /s/ Eduardo Villegas Contte
                                            ------------------------------------
                                            Eduardo Villegas Contte
                                            Administration and Finance
                                               Director










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MetroGAS S.A.

                                TABLE OF CONTENTS

Item

  1. Press Release dated December 28, 2005 announcing the extension of MetroGAS' APE Solicitation.